SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment __)*

Bausch Health Companies Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

071734107
(CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
11,551,785  (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 11,551,785 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11,551,785 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.25%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 11,551,785 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 11,551,785  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11,551,785  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.25%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 16,255,625  (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 16,255,625  (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 16,255,625  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  4.58%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 16,255,625  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 16,255,625   (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 16,255,625  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.58%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.83%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.83%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.83%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 27,807,410   (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,807,410   (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.83%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 27,807,410   (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 27,807,410   (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,807,410  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.83%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 071734107

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
27,807,410  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
27,807,410  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,807,410  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.83%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the shares of Common Stock, no par value (“Shares”), issued by Bausch Health Companies Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2150 St. Elzear Blvd. West, Laval, Quebec, Canada H7L 4A8.

Item 2. Identity and Background

The persons filing this statement are Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is 16690 Collins Avenue, Sunny Isles Beach, FL 33160, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, Sunny Isles Beach, FL 33160.

Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.2% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, food packaging, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

 The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 27,807,410 Shares (including Shares underlying forward contracts), which were purchased by the Reporting Persons for an aggregate purchase price of approximately $323.9 million.  Of such Shares, 5,033,147 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $103.6 million. The remaining 22,774,263 Shares may be deemed beneﬁcially owned by the Reporting Persons as a result of their having entered into forward contracts (the "Forwards") with respect to such number of Shares at a forward price of $17.00 per share, for an aggregate forward price of approximately $387.2 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $220.3 million upon entering into such Forwards.

The source of funding for the Shares (including Shares underlying forward contracts) held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4. Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that the Shares were undervalued. The Reporting Persons intend to engage in discussions with representatives of the Issuer's management and board of directors regarding ways to enhance shareholder value, including the Issuer’s ongoing strategic review. Such discussions may also include possible board representation. We also expect to have discussions with other shareholders to understand their perspectives.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, "Securities") in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 27,807,410 Shares (including Shares underlying forward contracts), representing approximately 7.83% of the Issuer's outstanding Shares (based on the 355,151,002 Shares outstanding as of October 29, 2020, as disclosed by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 11,551,785 Shares (including Shares underlying forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 16,255,625 Shares (including Shares underlying forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Icahn Partners LP	12/14/2020	299,693	20.76
Icahn Partners LP	12/15/2020	275,876	20.65
Icahn Partners LP	12/16/2020	210,898	20.88
Icahn Partners LP	12/17/2020	295,026	20.91
Icahn Partners LP	12/18/2020	291,883	20.85
Icahn Partners LP	12/21/2020	214,515	20.66
Icahn Partners LP	12/23/2020	72,738	20.15
Icahn Partners LP	12/24/2020	19,354	20.27
Icahn Partners LP	12/28/2020	13,156	20.38
Icahn Partners LP	01/04/2021	98,162 (1)	4.36 (2)
Icahn Partners LP	01/05/2021	166,310 (1)	4.59 (2)
Icahn Partners LP	01/06/2021	224,499 (1)	5.69 (2)
Icahn Partners LP	01/07/2021	144,544 (1)	5.77 (2)
Icahn Partners LP	01/08/2021	252,147 (1)	6.30 (2)
Icahn Partners LP	01/11/2021	192,762 (1)	6.32 (2)
Icahn Partners LP	01/12/2021	292,328 (1)	6.55 (2)
Icahn Partners LP	01/13/2021	1,109,659 (1)	8.34 (2)
Icahn Partners LP	01/14/2021	701,583 (1)	9.30 (2)
Icahn Partners LP	01/15/2021	404,152 (1)	9.21 (2)
Icahn Partners LP	01/19/2021	6,536 (1)	9.81 (2)
Icahn Partners LP	01/20/2021	231,019 (1)	9.94 (2)
Icahn Partners LP	01/21/2021	584,653 (1)	9.67 (2)
Icahn Partners LP	01/22/2021	271,527 (1)	9.67 (2)
Icahn Partners LP	01/25/2021	764,725 (1)	9.74 (2)
Icahn Partners LP	01/26/2021	204,630 (1)	9.57 (2)
Icahn Partners LP	01/27/2021	1,138,839 (1)	8.32 (2)
Icahn Partners LP	01/28/2021	315,116 (1)	8.42 (2)
Icahn Partners LP	01/29/2021	315,127 (1)	8.59 (2)
Icahn Partners LP	02/01/2021	263,094 (1)	8.88 (2)
Icahn Partners LP	02/02/2021	584,653 (1)	9.82 (2)
Icahn Partners LP	02/03/2021	749,644 (1)	10.21 (2)
Icahn Partners LP	02/04/2021	730,723 (1)	10.45 (2)
Icahn Partners LP	02/05/2021	584,579 (1)	10.95 (2)
Icahn Partners LP	02/08/2021	438,441 (1)	11.66 (2)
Icahn Partners LP	02/09/2021	876,868 (1)	12.03 (2)
Icahn Partners LP	02/10/2021	584,579 (1)	12.35 (2)
Icahn Partners LP	02/11/2021	1,081,804 (1)	12.66 (2)

Icahn Partners Master Fund LP	12/14/2020	212,863	20.76
Icahn Partners Master Fund LP	12/15/2020	195,941	20.65
Icahn Partners Master Fund LP	12/16/2020	149,794	20.88
Icahn Partners Master Fund LP	12/17/2020	209,538	20.91
Icahn Partners Master Fund LP	12/18/2020	207,316	20.85
Icahn Partners Master Fund LP	12/21/2020	152,360	20.66
Icahn Partners Master Fund LP	12/23/2020	51,662	20.15
Icahn Partners Master Fund LP	12/24/2020	13,746	20.27
Icahn Partners Master Fund LP	12/28/2020	9,344	20.38
Icahn Partners Master Fund LP	01/04/2021	69,719 (1)	4.36 (2)
Icahn Partners Master Fund LP	01/05/2021	118,645 (1)	4.59 (2)
Icahn Partners Master Fund LP	01/06/2021	159,487 (1)	5.69 (2)
Icahn Partners Master Fund LP	01/07/2021	102,686 (1)	5.77 (2)
Icahn Partners Master Fund LP	01/08/2021	179,129 (1)	6.30 (2)
Icahn Partners Master Fund LP	01/11/2021	136,940 (1)	6.32 (2)
Icahn Partners Master Fund LP	01/12/2021	207,672 (1)	6.55 (2)
Icahn Partners Master Fund LP	01/13/2021	788,320 (1)	8.34 (2)
Icahn Partners Master Fund LP	01/14/2021	498,417 (1)	9.30 (2)
Icahn Partners Master Fund LP	01/15/2021	287,116 (1)	9.21 (2)
Icahn Partners Master Fund LP	01/19/2021	4,643 (1)	9.81 (2)
Icahn Partners Master Fund LP	01/20/2021	164,121 (1)	9.94 (2)
Icahn Partners Master Fund LP	01/21/2021	415,347 (1)	9.67 (2)
Icahn Partners Master Fund LP	01/22/2021	192,896 (1)	9.67 (2)
Icahn Partners Master Fund LP	01/25/2021	543,275 (1)	9.74 (2)
Icahn Partners Master Fund LP	01/26/2021	145,370 (1)	9.57 (2)
Icahn Partners Master Fund LP	01/27/2021	809,051 (1)	8.32 (2)
Icahn Partners Master Fund LP	01/28/2021	223,863 (1)	8.42 (2)
Icahn Partners Master Fund LP	01/29/2021	223,873 (1)	8.59 (2)
Icahn Partners Master Fund LP	02/01/2021	186,906 (1)	8.88 (2)
Icahn Partners Master Fund LP	02/02/2021	415,347 (1)	9.82 (2)
Icahn Partners Master Fund LP	02/03/2021	535,162 (1)	10.21 (2)
Icahn Partners Master Fund LP	02/04/2021	519,277 (1)	10.45 (2)
Icahn Partners Master Fund LP	02/05/2021	415,421 (1)	10.95 (2)
Icahn Partners Master Fund LP	02/08/2021	311,559 (1)	11.66 (2)
Icahn Partners Master Fund LP	02/09/2021	623,132 (1)	12.03 (2)
Icahn Partners Master Fund LP	02/10/2021	415,421 (1)	12.35 (2)
Icahn Partners Master Fund LP	02/11/2021	768,765 (1)	12.66 (2)

1.	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on December 23, 2022.

2.
Represents the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract.  The forward price is $17.00 per Share. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Persons paid a financing charge to the counterparty to such forward contract.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Forward Contracts

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts (the "Forwards") providing for the purchase by such Reporting Persons of an aggregate of 22,774,263 Shares at a forward price of $17.00 per share, for an aggregate forward price of approximately $387.2 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Reporting Persons also paid the counterparty to the Forwards an aggregate amount of approximately $220.3 million upon entering into such Forwards.

The Forwards provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The Forwards do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate. The Forwards expire on December 23, 2022.

Credit Default Swap Contracts

As of the date hereof, the Reporting Persons have entered into cash‑settled credit default swap contracts (the “Credit Default Swaps”) with unaffiliated third‑party financial institutions that reference $26 million notional amount of the Issuer’s debt. The Credit Default Swaps are currently scheduled to expire on December 20, 2025, and pursuant to the terms of the contract, settle for cash.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Chief Compliance Officer

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Bausch Health Companies Inc.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Bausch Health Companies Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of February 2021.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Chief Compliance Officer

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Bausch Health Companies Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, Sunny Isles Beach, FL 33160. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Julie Price	Vice President Operations
Irene March	Executive Vice President; Chief Compliance Officer; Chief Financial Officer
Marat Muratov	Controller; Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN PARTNERS LP

Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Julie Price	Vice President Operations
Irene March	Executive Vice President; Chief Compliance Officer; Chief Financial Officer
Marat Muratov	Controller; Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ONSHORE LP
ICAHN OFFSHORE LP

Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Julie Price	Vice President Operations
Irene March	Executive Vice President; Chief Compliance Officer; Chief Financial Officer
Marat Muratov	Controller; Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN CAPITAL LP

Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Julie Price	Vice President Operations
Irene March	Executive Vice President; Chief Compliance Officer; Chief Financial Officer
Marat Muratov	Controller; Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC

Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Irene March	Executive Vice President; Chief Compliance Officer
Gail Golden	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Brett Icahn	Director
Alvin B. Krongard	Director
Denise Barton	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Steve A. Mongillo	Director
Michael Nevin	Director
Ted Papapostolou	Principal Accounting Officer; Secretary
Kevin McGinness	Director SEC Reporting
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President